June 10, 2010
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United Maritime Group, LLC
United Maritime Group Finance Corp.
Registration Statement on Form S-4 (File No. 333-165796 & -01)
Dear Mr. Webb:
     On behalf of United Maritime Group, LLC and United Maritime Group Finance Corp. (collectively, the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-4/A filed on May 13, 2010 (the “Registration Statement”) in respect to the exchange of new registered senior secured notes for all our outstanding unregistered senior secured notes, contained in your letter dated May 25, 2010 to Walter Bromfield, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.
* * * * * * * * * *
Summary Historical Consolidated Financial and Other Data, page 13

1.	Comment: We refer to the presentation of the 2007 results of operations on a combined basis and your response to our prior comment 16 that you believe such presentation provides investors comparisons between the three year periods. Please note that we continue to believe it is not appropriate to present combined results for the predecessor and successor periods due to the change in basis that resulted from the acquisition, as such presentation does not comply with GAAP and are considered non-GAAP financial measures due to the change in basis resulting from the application of purchase accounting. As such, we cannot concur that the 2007 presentation provides investors with an appropriate comparison to the other two fiscal years. Please delete the “Combined” 2007 column and revise to disclose the predecessor period results of operations from January 1, 2007 through December 3, 2007 and the successor period from December 4, 2007 through December 31, 2007. Each column should be separately labeled as predecessor and successor.

Response: The Company has revised the Registration Statement on pages 13 through 14 to comply with the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50
Critical Accounting Policies, page 54

2.	Comment: We note your revisions in response to our prior comment 11 and do not believe such revisions were fully responsive to our request. As originally noted, the critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please revise your disclosure for each critical accounting policy disclosed to ensure such disclosures — (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise, as applicable.

Response: The Company has revised the Registration Statement on pages 54 through 56 to comply with the Staff’s comment.
Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-9
13. Business Segments page F- 21

3.	Comment: We note your revisions in response to our prior comment 13 and require further information. Your revised disclosure indicates that the company aggregates its services businesses into an “All Other” segment. As the company is primarily a services based business, such statement is unclear. Furthermore, since there is no “All Other Segments” in the detailed tables in note 13 other than the “Other” category, which appears to be for reconciliation purposes only, it is unclear what parts of your business make up the “All Other Segments” and how the transfer and storage, blue water and inland water segments fit into the segments detailed in note 13. Please revise to clearly disclose the company’s significant segments. To the extent the transfer and storage, blue water, and inland water segments represent operating rather than reporting segments, please revise to explain the nature of such segments and how they relate to the reporting segments.

Response: The Company has revised the Registration Statement on F-21 to comply with the Staff’s comment.
General

4.	Comment: Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Response: The Company has revised the Amendment to comply with Rule 3-12 of Regulation S-X and has provided updated auditor consents as Exhibits 23.1 and 23.2.
     In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8744 with any further questions or comments.
Very truly yours,

/s/ Curtis Hogan
Curtis Hogan

Enclosures

cc:	J. Nolan McWilliams, Staff Attorney
Walter Bromfield, Chief Financial Officer
Cristopher Greer, Esq.

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